UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILEREPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-140666

LEGENDS BUSINESS GROUP, INC.

(Exact name of small business issuer as specified in its charter)

1375 Semoran Boulevard
Casselberry, Florida 32707

(Address of principal executive offices)

(407) 263-4029

(Issuer’s telephone number)

Common Stock $0.001 par value
Preferred Stock $0.0001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii) ☒	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☒

Approximate number of holders of record as of the certification or notice date: 45

Pursuant to the requirements of the Securities Exchange Act of 1934 Signature Leisure, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 29, 2009	By:	/s/ Larry Powalisz
Larry Powalisz
President and CEO
Legends Business Group, Inc.